601 Lexington Avenue New York, New York 10022 (212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

June 15, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: John Cannarella

           Gus Rodriguez

Re:	Iconic Sports Acquisition Corp.
Form 10-K for the Year ended December 31, 2022
Filed March 31, 2023
File No. 001-40953

Ladies and Gentlemen:

This letter is sent on behalf of Iconic Sports Acquisition Corp. (the “Company”) in response to the comment that the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) issued to the Company on June 12, 2023.

As discussed with the Staff on June 12, 2023, we respectfully advise the Staff that a risk factor entitled “We may not be able to complete an initial business combination with certain potential target companies if a proposed transaction with the target company may be subject to review or approval by regulatory authorities pursuant to certain U.S. or foreign laws or regulations.” is included in the Annual Report on Form 10-K for the year ended December 31, 2022, filed with the Commission on March 31, 2023, and includes the disclosure we believe is responsive to the Staff’s comment.

If you have any questions related to this letter, please direct any such requests or questions to Christian O. Nagler of Kirkland & Ellis LLP at 212-446-4660 or christian.nagler@kirkland.com.

Sincerely,

/s/ Christian O. Nagler

Kirkland & Ellis LLP

cc:   Via E-Mail

Fausto Zanetton, Chief Executive Officer and Chief Financial Officer

Tommy Aylmer, Executive Vice President

Austin Bay Area Beijing Boston Brussels Chicago Dallas Hong Kong Houston London Los Angeles Munich New York Paris Salt Lake City Shanghai Washington, D.C.